

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

December 10, 2008

Via U.S. Mail and Facsimile

Dan R. Baker
Chief Executive Officer
America West Resources, Inc.
57 West 200 South, Suite 400
Salt Lake City, Utah 84101

>   **Re: America West Resources, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed November 12, 2008**
>   **File No. 0-19620**

Dear Mr. Baker:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You state that the action "was approved by the unanimous consent of our board of directors and the written consent of shareholders owning [ ] 53.8% of the outstanding shares." Revise to identify the consenting shareholders and to explain briefly how the consents were obtained. In that regard, we note that the directors and officers as a group beneficially own less than 39% of the outstanding common stock, even less when you subtract unissued shares underlying options. Also revise to clarify the reference at page 6 to consent by your "majority stockholder."

Purpose of the Proposal, page 4

2. Please revise the disclosure at page 4 to clarify the "other than as described above" reference. In that regard, state explicitly whether -- other than the offering being made to accredited investors -- you have any current plans, proposals or arrangements, written or otherwise, to issue any of the newly available authorized shares of stock for any purpose, including future acquisitions and/or financings. If so, discuss in necessary detail the plans or arrangements.

Amendment to Articles of Incorporation: Provision to Opt Out of Nevada's Control, page 6

3. Please discuss the general effect of the amendment to your articles making the Control Share Acquisition Statute inapplicable. See Item 19 of Schedule 14A.

Reasons for Adopting the Amendment to the Articles of Incorporation, page 6

4. We note your statement that "[t]he board of directors has determined that remaining subject to this statute would place unnecessary burdens on the Company in connection with the completion of third party financings." Please revise to explain how the statute places unnecessary burdens on the completion of third party financings.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Tom Pritchard 713-659-5302
        Sean Donahue